THE CHILDREN'S PLACE REACHES SETTLEMENT AGREEMENT WITH MACELLUM AND BARINGTON

Robert L. Mettler to Join Company's Board of Directors

SECAUCUS, N.J., May 22, 2015 (BUSINESS WIRE) -- The Children's Place, Inc. (Nasdaq: PLCE), the largest pure-play children's specialty apparel retailer in North America, Macellum SPV II, L.P. ("Macellum") and Barington Companies Equity Partners, L.P. ("Barington"), jointly announced today that they have reached an agreement to resolve their proxy contest, under which The Children's Place will appoint Macellum and Barington nominee Robert L. Mettler as a new independent member of its Board of Directors immediately following the Company's 2015 Annual Meeting of Stockholders. The Board also has committed to appoint an additional, mutually agreeable independent Director to the Board.

Macellum and Barington have agreed to withdraw both of their nominees from consideration at the Annual Meeting and to vote their proxy cards as solicited other than for the two withdrawn nominees. Under the agreement, the Company has agreed to reimburse Macellum and Barington for up to $500,000 of out-of-pocket expenses.

Norman Matthews, Chairman of the Board of The Children's Place, stated, "We are pleased to have reached a resolution that we believe is in the best interest of all stockholders. We look forward to working constructively with Mr. Mettler as we continue to drive progress under the leadership of Jane Elfers, our talented management team and the Board of Directors."

James A. Mitarotonda, Chairman and CEO of Barington Capital Group, L.P., stated, "We believe that this settlement is a very positive outcome and will help drive enhanced value for shareholders of The Children's Place."

The Annual Meeting of Shareholders will occur as previously scheduled. The agreement between The Children's Place and Macellum/Barington will be filed on Form 8-K with the Securities and Exchange Commission.

About The Children's Place, Inc.

The Children's Place is the largest pure-play children's specialty apparel retailer in North America. The Company designs, contracts to manufacture, sells and licenses to sell fashionable, high-quality merchandise at value prices, primarily under the proprietary "The Children's Place," "Place" and "Baby Place" brand names. As of January 31, 2015, the Company operated 1,097 stores in the United States, Canada and Puerto Rico, an online store at www.childrensplace.com, and had 72 international stores open and operated by its franchise partners.

About Barington Capital Group, L.P.

Barington Capital Group, L.P. is an investment firm that, through its affiliates, manages a value-oriented, activist investment fund that was established by James A. Mitarotonda in January 2000. The Firm invests in undervalued publicly traded companies that Barington believes could appreciate significantly in value as a result of a change in corporate strategy or from various operational, financial or corporate governance improvements. Barington's investment team, senior advisors and industry contacts are seasoned operating specialists, experienced in working with companies to design and implement initiatives to improve their financial and share price performance.

About Macellum Advisors GP, LLC

Macellum Advisors GP, LLC was formed in July 2009 by Jonathan Duskin. Macellum and its partners, through their in-depth sector knowledge, are dedicated to identifying investment opportunities in the consumer and retail sector. Mr. Duskin has focused on the consumer and retail sector for over 15 years and his partners have extensive operating history, collectively serving as CEOs and Directors of over two dozen leading companies in the sector. Mr. Duskin has a long track record of enhancing value in turnaround investments by overseeing and implementing new merchandise and marketing strategies, operational reorganizations, cost cutting programs, balance sheet restructurings and effective board governance.

Forward Looking Statements

This press release may contain certain forward-looking statements regarding future circumstances. These forward-looking statements are based upon the Company's current expectations and assumptions and are subject to various risks and uncertainties that could cause actual results and performance to differ materially. Some of these risks and uncertainties are described in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including in the "Risk Factors" section of its annual report on Form 10-K for the fiscal year ended January 31, 2015. Included among the risks and uncertainties that could cause actual results and performance to differ materially are the risk that the Company will be unsuccessful in gauging fashion trends and changing consumer preferences, the risks resulting from the highly competitive nature of the Company's business and its dependence on consumer spending patterns, which may be affected by the weakness in the economy that continues to affect the Company's target customer, the risk that the Company's strategic initiatives to increase sales and margin are delayed or do not result in anticipated improvements, the risk that the cost of raw materials or energy prices will increase beyond current expectations or that the Company is unable to offset cost increases through value engineering or price increases, and the uncertainty of weather patterns. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this release does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

Important Additional Information

The Company, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company's 2015 Annual Meeting. The Company has filed a definitive proxy statement and form of WHITE proxy card with the SEC in connection with any such solicitation of proxies from Company shareholders. **COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION.** Information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials filed by the Company with the SEC. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at the Company's website at www.childrensplace.com, by writing to The Children's Place, Inc. at 500 Plaza Drive, Secaucus, NJ 07094, or by calling the Company's proxy solicitor, MacKenzie Partners, toll-free at (800) 322-2885.

The Children's Place Investor Contact:

Robert Vill
Group Vice President, Finance
(201) 453-6693

Larry Dennedy
Mackenzie Partners
(212) 929-5239

The Children's Place Media Contact:

Paul Caminiti/ Pamela Blum
Sard Verbinnen & Co
(212) 687-8080

Macellum Contact:

Jonathan Duskin
Macellum Capital Management, LLC
(212) 956-3008

Barington Contact:

George W. Hebard III
Barington Capital Group, L.P.
(212) 974-5733